CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2014

March 25, 2003

03007686

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's Notices, dated March 13, 2003 setting forth: (i) the resolution of Board of Directors to call a Regular Stockholders' Meeting, and (ii) the decision of Board of Directors to call a Special Series "B" Stockholders' Meeting, both to be held on April 1, 2003.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

CONVOCATORIA

Por acuerdo del Consejo de Administración de GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V., y con fundamento en los artículos 183, 195 y demás aplicables de la Ley General de Sociedades Mercantiles, así como por lo dispuesto en el artículo 27-L de la Ley para Regular las Agrupaciones Financieras y los artículos décimo quinto, décimo séptimo, décimo noveno, vigésimo cuarto y demás aplicables de los estatutos sociales, se convoca a los accionistas de la sociedad a la ASAMBLEA ESPECIAL DE LA SERIE "B" que se celebrará el día 1° de abril de 2003 a las 10:15 horas, en el inmueble marcado con el número 1200 de Avenida Universidad, Colonia Xoco, 03339 México, Distrito Federal, para tratar y resolver los asuntos contenidos en el siguiente:

ORDEN DEL DIA

I.- Ratificación o, en su caso, nombramiento de los miembros del Consejo de Administración, de sus funcionarios y de los comisarios de la sociedad, que corresponda designar a cada serie de acciones; y

II.- Designación de delegados especiales para formalizar y dar cumplimiento a las resoluciones que adopte la Asamblea.

Para acreditar su derecho a asistir a la asamblea, los accionistas y/o sus representantes deberán entregar en la Secretaría del Consejo de Administración (Avenida Universidad número 1200, Colonia Xoco, 03339 México, Distrito Federal, área de atención al público), a más tardar el día 28 de marzo del año en curso, las constancias de depósito de acciones que expida la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, junto con el listado de titulares de dichos valores, en los términos del artículo 78 de la Ley del Mercado de Valores. Contra entrega de la mencionada documentación, el Secretario expedirá a los interesados los pases de ingreso a la asamblea, indicando el nombre del accionista y/o su representante, así como el número y serie de acciones respectivos.

Los accionistas podrán hacerse representar en la asamblea por apoderado constituido mediante poder otorgado en los formularios que ha elaborado esta sociedad, en los términos y con los requisitos que se establecen en los estatutos sociales y en la Ley para Regular las Agrupaciones Financieras. Dichos formularios están a disposición de los representantes de los accionistas a partir de esta fecha, en las oficinas de la Secretaría del Consejo de Administración de la sociedad, ubicadas en el domicilio antes señalado.

La documentación antes mencionada deberá ser entregada en la Secretaría del Consejo de Administración de la sociedad, en horario de lunes a viernes, de 9:00 a 17:00 horas, en días hábiles, a partir de la publicación de la presente convocatoria y hasta el 28 de marzo del año en curso.

En términos de lo establecido en la Ley General de Sociedades Mercantiles y en la Ley para Regular las Agrupaciones Financieras, así como por lo dispuesto en los estatutos sociales, la documentación e información relacionada con los temas a tratar en la asamblea, están a disposición de los accionistas y/o sus representantes, a partir de la publicación de la presente convocatoria en la Secretaría del Consejo de Administración de la sociedad, ubicada en el domicilio antes señalado.

México D.F., a 13 de marzo de 2003.

LIC. LUIS ROBLES MIAJA
SECRETARIO DEL CONSEJO DE ADMINISTRACION

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

NOTICE

By decision of the Board of Directors of GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V. and based on Articles 183, 195 and other applicable articles of the Business Corporation Act; as well as the provisions of Article 27-L of the Law Regulating Financial Groups and articles fifteen, seventeen, nineteen, twenty-four and other applicable articles of the Articles of Incorporation and By-laws, shareholders of the company are called to a SPECIAL SERIES "B" STOCKHOLDERS' MEETING that will be held on April 1, 2003 at 10:15 a.m. at Avenida Universidad Numero 1200, Colonia Xoco, 03339 México, Distrito Federal, to discuss and decide upon the matters included in the following:

AGENDA

I.- Ratification or, in such case, appointment of members of the Board of Directors, officers and examiners of the company which each series is entitled to appoint; and

II.- Appointment of special delegates to legalize and enforce the resolutions approved by the Stockholders' Meeting.

To validate their right to attend the stockholders' meeting, shareholders and/or their proxies must present to the offices of the Secretary of the Board of Directors (Avenida Universidad Numero 1200, Colonia Xoco, 03339 México, Distrito Federal, customer service department), by no later than March 28, 2003, certificates of the shares deposited in custody issued by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, along with the list of owners of said shares, pursuant to Article 78 of the Securities Exchange Act. Upon delivery of the aforementioned documentation, the Secretary will issue to interested parties their entry cards to the stockholders' meeting, stipulating the name of the shareholder and/or his/her proxy, as well as the number and series of the respective shares.

Shareholders are entitled to be represented at the meeting by their proxies, through power of attorney granted in the forms prepared by this company, in accordance with the terms and requirements provided for in the corporate by-laws and in the Law Regulating Financial Groups. Stockholders' proxies may pick up these forms as of today, at the offices of the company's Secretary of the Board of Directors at the address mentioned above.

The aforementioned documentation must be delivered to the company's Secretariat of the Board of Directors from Monday to Friday between the hours of 9:00 a.m. and 5:00 p.m., except holidays, from the publication date of this notice up to March 28, 2003.

Pursuant to the Business Corporation Act and the Law Regulating Financial Groups, as well as the provisions of the corporate by-laws, the documentation and information related to the matters to be discussed at the stockholders' meetings are available to the shareholders and/or their proxies from the date this notice is published at the offices of the company's Secretary of the Board of Directors located at the address mentioned above.

Mexico City, Mexico, March 13, 2003

LUIS ROBLES MIAJA
SECRETARY OF THE BOARD OF DIRECTORS

CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRATELLI 26
20121 MILAN

PAVELETSKAYA SQUARE 2/3
115054 MOSCOW

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013

March 23, 2003

Writer's Direct Dial: (212) 225-3728
E-Mail: jolivova@cgsh.com

VIA POUCH

Mr. Bruno Giri
Cleary, Gottlieb, Steen & Hamilton
Washington Office

Re: SEC Filings: Grupo Financiero BBVA Bancomer; 28394-000

Dear Bruno:

Enclosed please find a letter for the SEC along with the Grupo Financiero BBVA Bancomer's press releases setting forth and discussing (i) the resolution of Board of Directors to call a Regular Stockholders' Meeting, and (ii) the decision of Board of Directors to call a Special Series "B" Stockholders' Meeting, both to be held on April 1, 2003.

Please do not hesitate to contact me at 212-225-3728 or via e-mail at jolivova@cgsh.com in case you have any questions. Thank you for your help!

Sincerely,

Jana Olivova
Corporate Paralegal

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

CONVOCATORIA

Por acuerdo del Consejo de Administración de GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V., y con fundamento en los artículos 180, 181, 183 y demás aplicables de la Ley General de Sociedades Mercantiles, así como por lo dispuesto en los artículos décimo quinto, décimo séptimo, décimo noveno y demás aplicables de los estatutos sociales, se convoca a los accionistas de la sociedad a la ASAMBLEA GENERAL ORDINARIA que se celebrará el día 1° de abril de 2003 a las 10:30 horas, en el inmueble marcado con el número 1200 de Avenida Universidad, Colonia Xoco, 03339 México, Distrito Federal, para tratar y resolver los asuntos contenidos en el siguiente:

ORDEN DEL DIA

I.- Reporte anual del Comité de Auditoría de la Sociedad, en los términos del artículo 14-Bis-3 de la Ley del Mercado de Valores;

II.- Presentación, discusión y aprobación, en su caso, del informe del Consejo de Administración respecto del ejercicio concluido el 31 de diciembre de 2002, que habrá de rendirse en los términos del artículo 172 de la Ley General de Sociedades Mercantiles respecto a la Sociedad y a sus subsidiarias y que, por lo tanto, comprenderá la información financiera correspondiente a dicho ejercicio y el informe del comisario a que se refiere la fracción IV del artículo 166 del referido ordenamiento legal;

III.- Proposición, discusión y aprobación, en su caso, para absorber pérdidas acumuladas de ejercicios anteriores, mediante la aplicación de diversas partidas del capital contable;

IV.- Proposición, discusión y aprobación, en su caso, para llevar a cabo el reordenamiento del capital contable de la sociedad;

V.- Presentación, discusión y aprobación, en su caso, del proyecto de aplicación de resultados, por el ejercicio concluido el 31 de diciembre de 2002;

VI.- Informe en relación con la adquisición de las acciones representativas del capital social de la Sociedad, en los términos del artículo 14-Bis-3 de la Ley del Mercado de Valores y la Circular 11-34 emitida por la Comisión Nacional Bancaria y de Valores;

VII.- Ratificación o, en su caso, nombramiento de los miembros del Consejo de Administración, de sus funcionarios y de los comisarios de la sociedad;

VIII.- Determinación de los emolumentos a los consejeros y comisarios de la sociedad y;

IX.- Designación de delegados especiales para formalizar y dar cumplimiento a las resoluciones que adopte la Asamblea.

Para acreditar su derecho a asistir a la asamblea, los accionistas y/o sus representantes deberán entregar en la Secretaría del Consejo de Administración (Avenida Universidad número 1200, Colonia Xoco, 03339 México, Distrito Federal, área de atención al público), a más tardar el día 28 de marzo del año en curso, las constancias de depósito de acciones que expida la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, junto con el listado de titulares de dichos valores, en los términos del artículo 78 de la Ley del Mercado de Valores. Contra entrega de la mencionada documentación, el Secretario expedirá a los interesados los pases de ingreso a la asamblea, indicando el nombre del accionista y/o su representante, así como el número y serie de acciones respectivos.

Los accionistas podrán hacerse representar en la asamblea por apoderado constituido mediante poder otorgado en los formularios que ha elaborado esta sociedad, en los términos y con los requisitos que se establecen en los estatutos sociales y en la Ley para Regular las Agrupaciones Financieras. Dichos formularios están a disposición de los representantes de los accionistas a partir de esta fecha, en las oficinas de la Secretaría del Consejo de Administración de la sociedad, ubicadas en el domicilio antes señalado.

La documentación antes mencionada deberá ser entregada en la Secretaría del Consejo de Administración de la sociedad, en horario de lunes a viernes, de 9:00 a 17:00 horas, en días hábiles, a partir de la publicación de la presente convocatoria y hasta el 28 de marzo del año en curso.

En términos de lo establecido en la Ley General de Sociedades Mercantiles y en la Ley para Regular las Agrupaciones Financieras, así como por lo dispuesto en los estatutos sociales, la documentación e información relacionada con los temas a tratar en la asamblea, están a disposición de los accionistas y/o sus representantes, a partir de la publicación de la presente convocatoria en la Secretaría del Consejo de Administración de la sociedad, ubicada en el domicilio antes señalado.

México D.F., a 13 de marzo de 2003.

LIC. LUIS ROBLES MIAJA
SECRETARIO DEL CONSEJO DE ADMINISTRACION

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

NOTICE

By resolution of the Board of Directors of GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V. and based on Articles 180, 181 and 183 and other applicable articles of the Business Corporation Act; as well as the provisions of articles ten, five, seventeen, nineteen and other applicable articles of the Articles of Incorporation and By-laws, shareholders of the company are called to a REGULAR STOCKHOLDERS' MEETING that will be held on April 1, 2003 at 10:30 a.m. at Avenida Universidad Numero 1200, Colonia Xoco, 03339 México, Distrito Federal, to discuss and decide upon the matters included in the following:

AGENDA

I.- Annual report of the Company's Audit Committee, pursuant to Article 14-Bis-3 of the Securities Exchange Act;

II.- Submission, discussion and approval, in such case, of the report of the Board of Directors on the year ended December 31, 2002, to be presented pursuant to Article 172 of the Business Corporation Act with regard to the Company and its subsidiaries; which therefore will include the financial information corresponding to said year and the examiner's report referred to in Article 166, fraction IV, of the aforementioned legal ordinance;

III.- Proposal, discussion and approval, in such case, to absorb the retained losses from prior years, through application of several stockholders' equity items;

IV.- Proposal, discussion and approval, in such case, to restructure the company's stockholders' equity;

V.- Submission, discussion and approval, in such case, of the projected application of profits or losses for the year ended December 31, 2002;

VI.- Report pertaining to acquisition of the company's common stock shares, pursuant to Article 14-Bis-3 of the Securities Exchange Act and Circular 11-34, issued by the National Banking and Securities Commission;

VII.- Ratification or, in such case, appointment of members of the Board of Directors, officers and examiners of the company;

VIII.- Establishment of the compensation for services rendered by the Company's board members and examiners;

IX.- Appointment of special delegates to legalize and enforce the resolutions approved by the Stockholders' Meeting.

To validate their right to attend the stockholders' meeting, shareholders and/or their proxies must present at the office of the Secretary of the Board of Directors (Avenida Universidad Numero 1200, Colonia Xoco, 03339 México, Distrito Federal, customer service department), by no later than March 28, 2003, certificates of the shares deposited in custody issued by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, along with the list of owners of said shares, pursuant to Article 78 of the Securities Exchange Act.

Upon delivery of the aforementioned documentation, the Secretary will issue to interested parties their entry card to the stockholders' meeting, stipulating the name of the shareholder and/or his/her proxy, as well as the number and series of the respective shares.

Shareholders are entitled to be represented at the meeting by their proxies, through power of attorney granted in the forms prepared by this company, in accordance with the terms and requirements provided for in the corporate by-laws and in the Law Regulating Financial Groups. Stockholders' proxies may pick up these forms as of today, at the offices of the company's Secretary of the Board of Directors at the address mentioned above.

The aforementioned documentation must be delivered to the offices of the company's Secretary of the Board of Directors from Monday to Friday between the hours of 9:00 a.m. and 5:00 p.m., except holidays, from the date this notice is published up to March 28, 2003.

Pursuant to the Business Corporation Act and the Law Regulating Financial Groups, as well as the provisions of the corporate by-laws, the documentation and information related to the matters to be discussed at the stockholders' meetings are available to the shareholders and/or their proxies from the date this notice is published at the offices of the company's Secretariat of the Board of Directors located at the address mentioned above.

Mexico City, Mexico, March 13, 2003

LUIS ROBLES MIAJA
SECRETARY OF THE BOARD OF DIRECTORS